

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

September 2, 2009

Via U.S. Mail and facsimile (310) 208-1154

Mr. C. Geoffrey Hampson
Chief Executive Officer
Live Current Media, Inc.
375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada

Re: Live Current Media, Inc. (the "Company")
        File No. 000-29929

Dear Mr. Hampson:

We have received your letter dated August 25, 2009 requesting that the staff of the Division of Corporation Finance not object to the proposal by the Company's management to include certain restated information in an amendment to the Company's 2008 Annual Report on Form 10-K in lieu of filing amended Quarterly Reports for the quarterly periods in 2008. More specifically, the Company's management proposes to file an amendment to the Company's 2008 Form 10-K this month that includes, but is not necessarily limited to the information outlined in your letter.

In connection with your request, we believe it is appropriate to note that the Company is responsible under the federal securities laws and regulations to file the required reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the Company is required to amend any of its filings that contain materially inaccurate financial statements and file all delinquent reports. However, this Division will accept the Company's proposal to file the "comprehensive" amended annual report on Form 10-K with the disclosures outlined in your letter. In addition to the disclosures outlined in the letter, we believe that the Company should present footnote disclosure reconciling the previously filed interim condensed financial information for each interim period on a line-by-line basis and for each material type of error separately in addition to the annual disclosures.

In advising you that the staff of the Division of Corporation Finance will not raise further comment regarding your company's need to amend prior Exchange Act filings to restate financial statements and related disclosures, it is important that we advise you that this guidance does not:

- mean the Division of Corporation Finance will not comment on or require changes in your Form 10-K amendment or Form 10-K that includes the comprehensive disclosure outlined in your letter;

- mean the Division of Corporation Finance has concluded that you or your company have complied with all applicable financial statement requirements;

- mean the Division of Corporation Finance has concluded that the company has satisfied all rule and form eligibility standards under the Securities Act and the Exchange Act;

- mean that the Division of Corporation Finance has concluded that the company is current in filing its Exchange Act reports;

- mean that the Division of Corporation Finance has concluded that the company has complied with the reporting requirements of the Exchange Act; or

- foreclose any action recommended by the Division of Enforcement with respect to your disclosure, filings or failures to file under the Exchange Act.

Our conclusions are based solely on the information included in your letter and our understanding of when the Company will file the amended Form 10-K. Materially new or different facts and circumstances, such as revisions to the restatement amounts, could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant